Exhibit 99.4

Curaleaf Holdings, Inc. Investor Relations

Curaleaf International Subsidiary to Acquire Clever Leaves' EU-GMP Certified Processing Facility in Portugal

Deal Will Significantly Expand Flower Processing Capacity, Providing Competitive Advantage in Rapidly Growing EU Market

LONDON, July 5, 2023 /PRNewswire/ -- Curaleaf International (the "Company"), part of Curaleaf Holdings (CSE:CURA) and Europe's largest vertically integrated cannabis company, announced its wholly owned subsidiary, Terra Verde LDA, will acquire the assets of Clever Leaves' EU-GMP certified cannabis processing facility in Setubal, Portugal. The acquisition will allow Curaleaf International to streamline its operations and accelerate the seed-to-sale process of its EU-GMP flower products to better serve the rapidly growing European market.

The state- of-the-art facility, which measures over 900 square meters of GMP factory space and 750 square meters of warehousing, will process flower grown at Terra Verde, Curaleaf's Cultivation facility located in Alcochete, Portugal. These changes will allow Curaleaf to strategically expand its cultivation capacity at Terra Verde to meet the expected growth across Europe, especially within the core markets of the UK and Germany.

"By streamlining our production processes and expanding our cultivation capabilities, Curaleaf International is setting the stage for responsible, robust growth over the next few years as cannabis adoption accelerates across Europe," said Curaleaf CEO Matt Darin. "Curaleaf is the leading producer of consistent, high-grade product throughout the European market, and we will continue to work towards ensuring quality cannabis is available to patients and consumers in the EU and beyond."

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries, and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the acquisition of Clever Leaves' EU GMP certified Processing Facility in Setubal, Portugal. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.

https://ir.curaleaf.com/2023-07-05-Curaleaf-International-Subsidiary-to-Acquire-Clever-Leaves-EU-GMP-Certified- Processing-Facility-in-Portugal